SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March 2022
Commission File Number: 001-06439

SONY GROUP CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION
(Registrant)

By: /s/ Hiroki Totoki
(Signature)
Hiroki Totoki
Executive Deputy President and
Chief Financial Officer

Date: March 24, 2022

List of materials

Documents attached hereto:

i) Notice Concerning Change of Representative Corporate Executive Officer

March 24, 2022
Sony Group Corporation

Notice Concerning Change of Representative Corporate Executive Officer

Sony Group Corporation announced that, at a meeting of its Board of Directors held today, a change in Representative Corporate Executive Officers was approved as follows.

1. Reason for Change
 Expiration of term

2. Retiring Representative Corporate Executive Officer

Name:	Shigeki Ishizuka

Title after retirement:	Representative Corporate Executive Officer
Vice Chairman
Support for Electronics Domain
Officer in charge of Disc Manufacturing Business
Officer in charge of Storage Media Business
Officer in charge of Quality Management

Title after retirement:	Vice Chairman
Officer in charge of Disc Manufacturing Business
Officer in charge of Storage Media Business
Officer in charge of Quality Management

3. Date of Change
June 28, 2022

End of Document